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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 0 2 2021

Washington DC 406

SEC FILE NUMBER
8-52064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascadia Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 2nd Ave, Suite 1200
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Rhee — 206-436-2562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam Varon
(Name – *if individual, state last, first, middle name*)

1750 - 112th Ave NE, Suite E200	Bellevue	WA	98004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Rhee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascadia Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRMA N MOLIERI
COMMISSION EXPIRES
NOTARY
24921
PUBLIC
4-19-23
STATE OF WASHINGTON

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cascadia Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cascadia Capital, LLC's management. Our responsibility is to express an opinion on Cascadia Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cascadia Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Hellam, Varon & Co. Inc. PS

We have served as Cascadia Capital, LLC's auditor since 2020.

Bellevue, Washington
February 26, 2021

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$11,456,745
Receivables, net	464,795
Prepaid and other assets	2,458,016
Operating lease right-of-use assets	434,760
Investments	5,892
Total assets	$14,820,208
LIABILITIES	
Accounts payable	$983,544
Lease liabilities	457,550
Accrued liabilities	6,151,923
Long-term debt	1,433,400
Total liabilities	9,026,417
See Note 9 - Commitments and Contingencies	
MEMBER'S EQUITY	5,793,791
Total liabilities and member's equity	$14,820,208

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally primarily on companies in the following areas: energy and applied technology, robotics, automation and artificial intelligence, information technology, healthcare, consumer and retail, food, beverage and agribusiness, business services, manufacturing, transportation, and sustainable industries. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 (COVID-19) a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners. In response to the pandemic, the Company implemented remote work arrangements for nearly all of its employees and has restricted business travel. To date, with the Company's ability to meet a vast majority of its clients' needs through it technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting system, internal control and disclosure controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial statements in the near term; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial statements.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

NOTE 1 – continued:

Revenue Recognition

The Company's revenues consist primarily of success fees, engagement fees and occasionally fees earned for other professional services. Reimbursements received from clients for "out-of-pocket" expenses are included as revenues and reimbursable expenses are included as direct costs of services.

The Company recognizes revenue from contracts with customers upon satisfaction of our performance obligations by transferring the promised services to the customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

For investment banking fees, the Company makes a determination of whether the Company's fulfillment of its obligations would be deemed to occur over time, or at a specific point in time.

Success fees are specified in the agreement and are typically a percentage of the transaction amount but may also be a set agreed-upon fee. Such fees are typically recognized at the close of a transaction but may be recognized at an earlier point if it is determined that the performance obligation has been satisfied and it is probable that a reversal of revenue will not occur.

Engagement fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. Engagement fees are typically recognized over time as services are provided, using an appropriate measure of progress, which is consistent with when the client receives benefits.

See Note 3 - RECEIVABLES AND CONTRACT BALANCES for additional information.

Leases

For leases with a term greater than one year, the Company recognizes a right-of-use asset and a lease liability initially measured at the present value of the future lease payments utilizing the discount rate implicit in the lease or if not readily determinable, the Company's incremental borrowing rate. The Company recognizes a single lease expense, allocated over the lease term on a straight-line basis and classifies operating lease cash payments within operating activities and finance lease cash payments within financing activities in the statement of cash flows.

All of the Company's existing lease arrangements are classified as operating leases. The Company elected to account for short-term leases by recognizing lease payments in profit or loss on a straight-line basis.

See Note 9 – COMMITMENTS, CONTINGENCIES OR LOANS for additional lease information.

NOTE 1 – continued:

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member and are not included in the accompanying financial statements.

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. The Company's policy is to collect success fees at the time of the transaction's closing which represents the majority of the firm's revenue. As a result, credit is typically only extended in the case of engagement fees that are billed over an agreed upon period of time. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients, net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2020, an allowance of $59,925 was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance on a client-by-client basis by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

Concentration of Credit Risk

Accounts maintained at the Company's banks are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in US dollars, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates

In preparing the Company's financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – continued:

Investments

The Company's investments are recorded at fair value in accordance with Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement and Disclosures, which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the investments, not on assumptions specific to the entity.

See NOTE 5 - INVESTMENTS for further discussion relating to ASC Topic 820 and the Company's investments.

Newly Adopted Accounting Pronouncements

FASB Accounting Standards update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Assets Measured at Amortized Cost* (ASU 2016-13 or CECL)

On June 16, 2016, the FASB issued ASU 2016-13 to provide more timely recording of credit losses on receivables and other assets measured at amortized costs. ASU 2016-13 was effective for the Company beginning January 1, 2020. The Company's receivables are short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

NOTE 2 – CASH AND CASH EQUIVALENTS

The company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2020, the Company had cash and cash equivalents in the amount of $11,456,745.

NOTE 3 – RECEIVABLES AND CONTRACT BALANCES

The Company generates substantially all of its revenue from advisory engagements with clients, which are documented by contracts. The Company had the following activity related to contract assets and liabilities during the year.

NOTE 3 – continued:

	Contract Balances		
	Unbilled Receivables	Receivables	Deferred Revenue
January 1, 2020	$1,500,000	$496,749	$159,167
December 31, 2020	-	464,795	60,833
Increase / (Decrease)	($1,500,000)	($31,954)	($98,333)

On a limited number of engagements, there may be variable constrained consideration due in future periods. Typically, the timeframe is one to three years but depends on the criteria and agreement between the parties involved.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement. Under the expense sharing agreement, the Company reimburses the Parent. During 2020, the amounts charged to the Company from the Parent totaled $299,475.

The Company through its Parent, as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2020, no matching contributions to the Plan were made by the Company. The Company recorded $4,790 of administrative expense regarding this Plan during 2020.

The Parent is named in the office lease in which the Company resides in Seattle, Washington. All expenses relating to this lease are recorded by the Company. During 2020, the Company recorded expenses for this lease totaling $470,757.

At December 31, 2020, The Company had an amount due from the Parent of $360.

See Note 9 – COMMITMENTS, CONTINGENCIES OR LOANS for additional lease information.

The Company has an advance outstanding to several employees. The advances are documented through promissory notes and interest is accrued at the Internal Revenue Service Applicable Federal Rates or according to the note provisions, whichever is higher. The loans are repayable in cash and anticipated to be paid back from 2021 bonus earnings or according to the note terms. At December 31, 2020, the balance outstanding was $221,060 and interest income for 2020 was $11,765.

NOTE 5 – INVESTMENTS

The Company's investments are recorded at fair value in accordance with ASC Topic 820, which establishes a hierarchy for inputs used in measuring fair value, and which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing investments, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing the investments developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels as follows:

- Level I- Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access.
- Level II- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level III- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2020, the Company's $5,892 investment represents common stock issued by one company and the investment is categorized as Level III.

The changes in investments classified as Level III are as follows for the year ended December 31, 2020.

Balance beginning of year	$37,454
Unrealized losses	(31,562)
Total investments	$5,892
Changes in unrealized gains (losses) included in operations related to investments still held at December 31	$(31,562)

NOTE 6 – EQUITY-BASED COMPENSATION

Under its 2016 Equity Incentive Plan, equity awards in the form of profit units of the Parent, were granted to selected employees of the Company and are accounted for at fair value determined using the Black-Scholes valuation model. Certain assumptions and estimates are used in applying the valuation model, including the estimated value of the Parent company's equity, estimated forfeiture rates, expected volatility and risk-free interest rates. The assumed forfeiture rate used for 2020 was approximately 15% and a blended rate of approximately 14% for unvested awards granted since 2017.

NOTE 6 – continued:

Unit based compensation is recognized as expense over the requisite service period, which is typically the vesting period and amounted to $624,256 for 2020. The vesting for profit unit awards generally occurs ratably over a four-year period and is contingent upon meeting company-wide goals.

Equity awards under this plan are subject to the provisions of the Parent's LLC agreement. This agreement stipulates that all redemptions or withdrawals of capital by any member shall be at the discretion of the Parent as defined in the LLC agreement. Profit unit awards represent profit interest ownership in the Parent tied solely to the accretion, if any, in the value of the Parent following the date of issuance of such membership interests.

During 2020, no equity awards were issued.

During 2019, the total number of profit units awarded to employees for services provided to the Company was 561,000. The compensation cost recorded during 2020 associated with these units was $242,913. Compensation costs associated with the remaining outstanding unvested profit units was $515,014 at the end of 2020. It is expected that a total of $237,701 will be recognized in each 2021 and 2022 and a total of $39,612 will be recognized in 2023 for two awards that were made in October 2019.

During 2018, the total number of profit units awarded to employees for services provided to the Company was 340,700. The compensation cost recorded during 2020 associated with these units was $150,093. Compensation costs associated with the remaining outstanding unvested profit units was $150,093 which is expected to be recognized in 2021.

During 2017, the total number of units awarded to employees for services provided to the Company was 363,984. The remaining compensation cost associated with these units was $231,250 and was fully recognized in 2020.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. In May 2017, the Company elected the Alternative Method of computing net capital and therefore has a minimum net capital requirement of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, § 240.15c3-3a). At December 31, 2020, the Company's net capital was $2,288,860 which was $2,038,860 in excess of its required net capital of $250,000.

NOTE 8 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

Beginning in 2020, the Company did not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3. Instead, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers (CAB) as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

NOTE 9 – COMMITMENTS, CONTINGENCIES OR LOANS

Operating lease commitments

The Company's lease obligations consist of agreements for office space in several locations around the United States and are outlined below.

In October 2015, the Company entered into a lease agreement for space in Minneapolis, Minnesota for a term of 41 months, beginning on January 28, 2016 and expiring on June 30, 2019. In December 2018, an amendment was executed for this lease extending it for an additional 39 months, beginning on July 1, 2019 through September 30, 2022. No deposit was made related to this lease.

In August 2017, the Company entered into a lease agreement for space in Los Angeles, California for a term of 36 months, beginning on October 1, 2017 and expiring on September 30, 2020. A refundable deposit in the amount of $9,999 was made by the Company upon execution and has been refunded as of the expiration of the lease.

In November, 2020, the Company entered into a sub-lease agreement for space in Marina Del Ray, California for a term of 33 months, beginning on December 4, 2020 and expiring on August 31, 2023. A refundable deposit in the amount of $15,089 was made by the Company upon execution of the lease and is reflected on the balance sheet.

In August 2018, the Company entered into a sub-lease agreement for space in New York, New York for a term of 24 months, beginning on October 1, 2018 and expiring on September 30, 2020. No deposit was made related to this lease. This lease has expired.

As of December 31, 2020, the right-of-use assets were $434,760 and the lease liabilities were $457,550.

NOTE 9 – continued:

At December 31, 2020 the undiscounted aggregate minimum future payments (excluding common area maintenance) under the non-cancellable operating leases for facilities are as follows:

Year ending December 31,	Base rent
2021	$192,694
2022	191,435
2023	104,093
Total	488,222
Less imputed interest	30,672
Operating lease liability	$457,550

The table above does not include future minimum payments for the Seattle facilities.

The weighted average discount rate is 5% at December 31, 2020.

As of December 31, 2020, the weighted average remaining lease term is 2.4 years which expires August 2023.

Cash payments for 2020 for the above leases amounted to $162,737.

Lease expense for the above commitments, the lease described in Note 4 – RELATED PARTY TRANSACTIONS above and short-term facility leases totaled $716,949 for the year ended December 31, 2020.

Long-term debt

On April 9, 2020, the Company received loan proceeds in the amount of $1,433,400, pursuant to the Paycheck Protection Program (PPP) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. As of December 31, 2020, this amount has been recorded as a liability on the statement of financial condition and as proceeds from financing activities on the statement of cash flows.

The loan, which was in the form of a Promissory Note dated April 9, 2020 matures on April 9, 2025 and bears interest at a rate of 1.00% per annum. Pursuant to the PPP Flexibility Act, payments are deferred until the date that the Small Business Administration (SBA) remits the loan forgiveness amount to the lender. The Note may be prepaid at any time prior to maturity with no prepayment penalties.

NOTE 9 – continued:

Under the terms of the PPP, the loan and accrued interest may be forgiven if the loan proceeds are used for qualifying expenses as described in the CARES Act. The Company believes that it has met all conditions for full forgiveness and has submitted its application for such. The Company is currently awaiting a response from the SBA. During the period the PPP loan is forgiven, and legal release is received, the Company will reduce the PPP loan liability on the statement of financial condition by the amount forgiven and record a gain on extinguishment.

Contingencies

Management is not aware of any other commitments, contingencies or guarantees that might result in a loss or future obligation.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2021 the date which the financial statements were available to be issued.